PRESIDENT’S MESSAGE TO SHAREHOLDERS

2013 was a challenging year for the mining industry around the world. Many companies experienced financing challenges, write downs, permitting delays, cost escalation and construction and capital cost overruns. In this climate, Taseko was able to grow production and sales, reduce our operating costs and increase cash flow.

Increased production and decreased operating costs combined with a weakened Canadian dollar and a stable copper price resulted in a very good year for the Company. These four key elements are expected to remain in our favour throughout 2014 and contribute to another successful year.

Gibraltar: A year of Growth
In March of 2013, Gibraltar produced the first copper concentrate from the $325 million Gibraltar Development Plan 3 (“GDP3”) project, following two years of construction and commissioning. Since the first concentrate was produced, we have successfully ramped-up the new facility and at the end of 2013 it was operating at a steady-state level. With steady-state production achieved, the operations teams have been able to focus on incrementally optimizing throughput rates and copper recoveries.

I know we have spoken about this on a few occasions: about how we completed this major project on-time and on budget. I believe the significance of this achievement, however, has been overlooked by many. Around the world, Taseko is one of just a few mining companies that have successfully delivered a large-scale project on-time and on budget. I have been asked many times, how Taseko did this when so many others couldn’t. I believe there are a number of reasons, including: the jurisdiction in which we operate, access to a skilled workforce as well as working with top notch engineering consulting firms. The main reason, however, is the quality of our internal construction management team and their attention to detail. For the most part, we managed the entire project with our own employees, instead of relying on outside consultant and contractors. This, to me, is what sets us apart from the rest.

The benefits of the expansion and steady-state production are apparent in Taseko’s 2013 year end results. During 2013, Gibraltar processed 24.5 million tons of ore, a 50% increase over 2012. Copper production for 2013 was 121 million pounds, a 40% increase over the previous year. And if you look back further, we have tripled production since 2006. 2013 was still a ramp up year, so there are further increases in production coming in 2014 as we get closer to full annual concentrator throughput of approximately 31 million tons.

Production Growth
Operating costs steadily declined in 2013 as production levels increased and stabilized at the higher levels. This was the premise of our original investment in Gibraltar in 2006, to lower overall costs to ensure we manage our way through any economic cycle. A lower copper price in 2013 offset the operational improvements in terms of our financial performance, and this resulted in a decline in earnings from mining operations to $43 million. Cash flow from operating activities remained flat year-over-year at $68 million. By the end of 2013, our total operating costs had declined to US$2.14 per pound of copper.

Managing a mine expansion is a challenging initiative at the best of times. Even more difficult is undertaking such an extensive project while continuing operations. Up until December 2012, this has been the reality at Gibraltar. There is no doubt, that we have not been as efficient as we would be just operating at steady-state. So there has been a cost associated with the three phases of expansion. But now the construction projects are behind us, we can now focus on the operational improvements that we know will positively affect our ongoing cost of production.

Figure 1: Gibraltar Production

Financial Growth
From a financial perspective, the Company had a strong year, with the successes realized in the second half of the year.

Taseko revenues for 2013 on our 75% of Gibraltar production, were $290 million from the sale of 85.4 million pounds of copper and 900 thousand pounds of molybdenum, 27% higher than in 2012.

Annual earnings from mining operations were $77 million, and although this was down slightly from the previous year, the fourth quarter saw a significant step change as a result of steady state production.

Figure 2: Revenues

Growth Pipeline: Aley & New Prosperity
Aley
Taseko’s 100% owned Aley Niobium Project, located in northern British Columbia, continues to be a focus of the Company.

Given the limited technical information on niobium, our challenge lies in achieving the targeted recovery levels of 50%. In 2013 significant progress was made on the metallurgical test work and we were able to finalize a process flow sheet, achieving recovery levels of 35%, short of our goal.

In early 2014, we had a breakthrough with the metallurgy and a simplified flow sheet allowing higher recovery rates. Progress has been made in updating the process to reflect this and we expect a NI 43-101 compliant reserve to be completed shortly.

In addition, the team will continue to advance construction engineering and environmental studies throughout 2014.

New Prosperity
In 2013, Taseko’s wholly-owned New Prosperity Gold-Copper Project underwent a Canadian Environmental Assessment Review Panel. The Federal Government appointed a three-member independent panel to review the project, conduct public hearings and write a report to be submitted to the Canadian Minister of Environment.

After 30 days of public hearings, a 323 page report was written and submitted to Minister Aglukkaq, the Minister of Environment. The panel found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas. However, the panel did find likely significant environmental effects on the water quality of Fish Lake, on fish and fish habitat in Fish Lake, on current use of lands and resources for traditional purposes by certain Aboriginal groups, and on their cultural heritage.

In November, one of the lead engineering consultants on New Prosperity, Knight Piesold, advised Taseko that Natural Resources Canada (NRCan) used the wrong design in their analysis of seepage rates from the tailings storage facility and that the Review Panel subsequently relied on that incorrect analysis to reach their findings. We made multiple attempts to bring this serious error to the attention of Minister Aglukkaq for her consideration; however, it appears our efforts were unsuccessful.

In light of these extraordinary circumstances Taseko initiated a Federal Judicial Review in December 2013 seeking a declaration from the court that certain panel findings are invalid and are quashed or set aside, and that the Panel failed to observe principles of procedural fairness in its conduct of the public hearing process.

On February 27, 2014 Minister Aglukkaq announced she accepted the Panel report and its findings and that the Government of Canada would therefore not be granting the Federal Authorizations necessary for the project to proceed.

Consistent with our concerns with both the process and the Panel report, Taseko filed a second Judicial Review in March 2014 asking the court to quash the Minister’s decisions and that of the Governor in Council.

We maintain that the Federal Review Panel failed in their duty to deliver a fair process and the consequence of their failure resulted in the Minister of Environment and Governor in Council making the wrong decision.

While the Company, along with its employees and shareholders, are extremely disappointed by this outcome, we remain committed to New Prosperity and will continue to take whatever steps necessary to protect the value of this asset.

With New Prosperity facing a longer time horizon to potential development, the Company will now review its growth strategy with an eye to more near-term opportunities. We are fortunate to have such a great cornerstone asset in Gibraltar which provides long term stability and affords us the ability to act quickly when those opportunities knock. We will continue to maximize returns from Gibraltar for just such a purpose.

Our Promise
In addition to our commitment of advancing of our Company’s assets, we are also committed to our workforce, the environment, and the communities in which we operate.

Employees
In order to grow the company and achieve our collective potential, we are committed to our employees’ health and safety, skills and knowledge, and ensuring a passionate and dedicated work environment.

Safety continues to be an important priority at Taseko and we work hard to ensure that a culture of safety permeates the workplace. The combined medical aid and lost time incident frequency rate has steadily improved since restarting the mine and in 2013 was reduced by nearly 60% over 2006.

Environmental Stewardship
As members of The Mining Association of Canada (MAC) and the Mining Association of British Columbia, we are committed to working towards best management practice standards, known as Towards Sustainable Mining, a comprehensive benchmark for the industry.

Towards Sustainable Mining is designed to improve the industry's performance and practices in environmental, social and economic aspects in 6 key areas, one of which is biodiversity. Towards Sustainable Mining’s Guiding Principles for biodiversity includes the integration of biological conservation, including respect for critical habitat, into mine, land use and reclamation planning.

As a company, we strive to positively contribute to the conservation of biological diversity through all stages of the mining life cycle.

Interesting 2013 Environmental Facts:

•	21.6 Giga watt hours (GWh) was saved which is equivalent to $1,589,760, all due to the upgrades put in place with respect to new energy efficient systems.
•	222,000 liters of oil were recycled and 19,475 Liters of Grease/Oil Products were recycled.
•	$1,142.43 was donated to local teams and clubs from the cans and bottles recycling program at Gibraltar.
•

Gibraltar's Komatsu 930E fleet (300 ton haul trucks) was upgraded with Cummins engines to the Tier 2 engine (improved emissions controls) with 3 units changed out during 2013 and the last truck before April 2014, thus saving 219,331 litres of diesel and reducing emissions by 599,000 kg of greenhouse gas CO2 equivalent per year.

Thank You
I’d like to thank Mr. Wayne Kirk for his service on the Taseko Board since 2004. This year, Mr. Kirk will not be standing for re-election. We appreciate his hard work and wish him good luck in his future endeavors.

In addition, I would like to thank all our stakeholders for persevering through these challenging times and for their continued support of Taseko and its management team. Although the Company experienced setbacks, specifically in the decision from the Federal Government regarding New Prosperity, I remain very excited about the near-term prospects for Taseko.

Kind regards,

Russell E. Hallbauer
President and Chief Executive Officer

The Annual General Meeting of Shareholders

You are cordially invited to attend Taseko’s annual general meeting of shareholders, scheduled for 1:00PM at the Metropolitan Vancouver Hotel on June 11, 2014. The accompanying Notice of Meeting and Management Information Circular provide a full description of the items to be voted upon at the meeting.

We encourage you to take the time now to complete and return the enclosed form of proxy or voting instruction form by June 9, 2014 or any adjournment thereof to ensure that your shares will be voted at the meeting in accordance with your instructions, whether or not you are able to attend in person. If you have any questions in regards to the meeting or require assistance with voting, please contact Laurel Hill Advisory Group toll-free at 1-877-452-7184 or via email at assistance@laurelhill.com.

The Board of Directors of the Company Recommends that Shareholders Vote FOR All Proposed Resolutions.
Your vote is important, regardless of the number of shares you own. Vote Your Shares Today.